EXHIBIT 99.1

Teck Reports Unaudited First Quarter Results for 2023

Significant milestones achieved in copper growth strategy and strong financial results in the first quarter

VANCOUVER, British Columbia, April 25, 2023 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited first quarter results for 2023.

“We had a positive start to the year with strong financial performance in the first quarter driven by strong commodity prices and steelmaking coal sales,” said Jonathan Price, CEO. “We achieved a number of significant milestones in our copper growth strategy this quarter including first copper concentrate production at QB2, the cornerstone of our copper growth strategy, while making advances across our pipeline of near and medium-term projects. The progress in our copper growth pipeline reinforces the underlying value and optionality in our base metals business.”

Highlights

•	Adjusted profit attributable to shareholders1 of $930 million or $1.81 per share in Q1 2023.
•	Profit from continuing operations attributable to shareholders1 of $1.2 billion or $2.27 per share in Q1 2023.
•	Adjusted EBITDA1 was $2.0 billion in Q1 2023 driven by continued robust commodity prices and strong steelmaking coal sales volumes. Profit from continuing operations before taxes was $1.9 billion in Q1 2023.
•	We generated cash flows from operations of $1.1 billion in the quarter, ending with a cash balance of $2.3 billion. Our liquidity as at April 25, 2023 is $8.0 billion, including $2.6 billion of cash.
•	We returned $321 million to shareholders through dividends in Q1 2023.
•	At QB2, we have produced our first bulk copper concentrate, continue to advance commissioning and will ramp-up to full production through 2023.
•	We successfully closed transactions related to the joint venture partnerships for the NewRange and San Nicolás projects, which are key milestones in advancing our copper growth strategy, and the sales of Quintette and our interest in Fort Hills.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q1 2023

Financial Metrics (CAD$ in millions, except per share data)	Q1 2023	Q1 2022
Revenue	$3,785	$4,616
Gross profit	$1,666	$2,478
Gross profit before depreciation and amortization1	$2,089	$2,893
Profit from continuing operations before taxes	$1,856	$2,368
Adjusted EBITDA1	$1,972	$3,044
Profit from continuing operations attributable to shareholders	$1,166	$1,519
Adjusted profit attributable to shareholders1	$930	$1,620
Basic earnings per share from continuing operations	$2.27	$2.84
Diluted earnings per share from continuing operations	$2.23	$2.78
Adjusted basic earnings per share1	$1.81	$3.02
Adjusted diluted earnings per share1	$1.78	$2.96

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	QB2 is in commissioning of Line 1 at the concentrator and our focus continues to be on system completion and handover as part of the continuous commissioning and ramp-up plan through 2023.
•	The start of Line 1 commissioning commenced in January; however, our first copper milestone was not achieved until late March. This delay, combined with recent foreign exchange impacts, has resulted in pressure on our project capital cost guidance for QB2 which could increase total capital costs for the project to US$8.0 to $8.2 billion. Over 30% of the increase from our previously disclosed guidance relates to non-controllable foreign exchange impacts. Significant efforts are ongoing to mitigate the cost pressures.
•	Our 2023 production guidance is unchanged and we continue to expect QB2 to be operating at full production rates by the end of 2023.

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Safety and Sustainability Leadership

•	Our High Potential Incident Frequency remained low at a rate of 0.10 in the first quarter.
•	We issued a report on our low-carbon Special High Grade (SHG) refined zinc product, confirming each tonne of SHG zinc from Trail Operations generates 0.93 tonnes of carbon dioxide equivalent (CO2e) compared to the estimated global average of 3 — 4 tonnes of CO2e per tonne.
•	We released our 22nd Annual Sustainability Report, outlining Teck’s sustainability performance including improvements in health & safety, climate action, diversity and other areas.

Guidance

•	There has been no change in our previously issued annual guidance, with the exception of QB2 capital cost guidance, as noted above. Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 27 — 31 of Teck’s first quarter results for 2023 at the link below.
2023 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	390 - 445
Zinc (000’s tonnes)	645 - 685
Refined zinc (000’s tonnes)	270 - 290
Steelmaking coal (million tonnes)	24.0 - 26.0
Sales Guidance – Q2 2023
Red Dog zinc in concentrate sales (000’s tonnes)	45 - 55
Steelmaking coal sales (million tonnes)	6.2 - 6.6
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)1 2	1.60 - 1.80
Zinc net cash unit costs (US$/lb.)1	0.50 - 0.60
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)1	88 - 96
Steelmaking coal transportation costs (CAD$/tonne)	45 - 48

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

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Click here to view Teck’s full first quarter results for 2023.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2023 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on April 26, 2023. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

Reference:

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Chris Stannell, Public Relations Manager: 604.699.4368

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

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EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

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Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Profit from continuing operations attributable to shareholders	$1,166	$1,519
Add (deduct) on an after-tax basis1:
QB2 variable consideration to IMSA and ENAMI	2	59
Environmental costs	13	(60)
Share-based compensation	18	82
Commodity derivatives	(4)	(37)
Loss (gain) on sale or contribution of assets	(186)	1
Elkview business interruption claim	(68)	—
Profit from discontinued operations2	—	52
Other	(11)	4
Adjusted profit attributable to shareholders	$930	$1,620

Basic earnings per share from continuing operations	$2.27	$2.84
Diluted earnings per share from continuing operations	$2.23	$2.78
Adjusted basic earnings per share	$1.81	$3.02
Adjusted diluted earnings per share	$1.78	$2.96

Notes:

1.	Adjustments for the three months ended March 31, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three months ended March 31, 2022.
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Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended March 31,
(Per share amounts)	2023	2022

Basic earnings per share from continuing operations	$2.27	$2.84
Add (deduct)1:
QB2 variable consideration to IMSA and ENAMI	—	0.11
Environmental costs	0.03	(0.11)
Share-based compensation	0.03	0.15
Commodity derivatives	(0.01)	(0.07)
Loss (gain) on sale or contribution of assets	(0.36)	—
Elkview business interruption claim	(0.13)	—
Profit from discontinued operations2	—	0.09
Other	(0.02)	0.01
Adjusted basic earnings per share	$1.81	$3.02

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Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended March 31,
(Per share amounts)	2023	2022

Diluted earnings per share from continuing operations	$2.23	$2.78
Add (deduct)1:
QB2 variable consideration to IMSA and ENAMI	—	0.11
Environmental costs	0.03	(0.11)
Share-based compensation	0.03	0.15
Commodity derivatives	(0.01)	(0.07)
Loss (gain) on sale or contribution of assets	(0.36)	—
Elkview business interruption claim	(0.13)	—
Profit from discontinued operations2	—	0.09
Other	(0.01)	0.01
Adjusted diluted earnings per share	$1.78	$2.96

Notes:

1.	Adjustments for the three months ended March 31, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three months ended March 31, 2022.

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Profit from continuing operations before taxes	$1,856	$2,368
Finance expense net of finance income	30	43
Depreciation and amortization	423	415
EBITDA	2,309	2,826

Add (deduct)1:
QB2 variable consideration to IMSA and ENAMI	2	99
Environmental costs	17	(82)
Share-based compensation	22	110
Commodity derivatives	(6)	(49)
Loss (gain) on sale or contribution of assets	(258)	2
Elkview business interruption claim	(102)	—
Profit from discontinued operations2	—	122
Other	(12)	16
Adjusted EBITDA	$1,972	$3,044

Notes:

1.	Adjustments for the three months ended March 31, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three months ended March 31, 2022.

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Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2023	2022

Gross profit	$1,666	$2,478
Depreciation and amortization	423	415
Gross profit before depreciation and amortization	$2,089	$2,893

Reported as:
Copper
Highland Valley Copper	$136	$246
Antamina	230	258
Carmen de Andacollo	12	39
Quebrada Blanca	(1)	13
Other	(4)	—
	373	556
Zinc
Trail Operations	36	34
Red Dog	127	274
Other	10	(3)
	173	305

Steelmaking coal	1,543	2,032
Gross profit before depreciation and amortization	$2,089	$2,893

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the proposed separation of our business into two independent, publicly-listed companies; terms and conditions of the Separation, including the expected distribution of EVR shares and cash and the Transition Capital Structure to be retained by Teck; the timing for completion of the Separation; the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and development capital spending in 2023; expectation that cost pressures at QB2 can be mitigated, expectation that QB2 will reach ramp up to full production capacity by the end of 2023; timing of progress and milestones at our QB2 project, including system completion and handover; our expectation that the Antamina MEIA will be approved in the second half of 2023; execution of our copper growth strategy; expectations regarding our QBME project, including the impact of the project and associated timing expectations for permitting and

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production; expectations regarding the NewRange joint venture, including timing for completion of the NorthMet feasibility study; expectations regarding the San Nicolás project, including timing for submission of the environmental impact assessment and permit application and completion of the feasibility study; expectations regarding the Highland Valley Copper 2040 project, including that it has the potential to extend operations to at least 2044 and timing for feasibility study and environmental permitting; expectations regarding the Zafranal project, including expected receipt of the approval for the SEIA and timing thereof and advancement of the feasibility study; expectations regarding the Galore Creek project, including advancement of the prefeasibility study; expectations regarding the advancement of Schaft Creek and NuevaUnión; expectations regarding improvements in workforce attraction and retention and the impact thereof on our steelmaking coal business; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; projected spending, including capital and operating costs, from 2023-2024 on water treatment, water management and incremental measures associated with the Direction; timing of advancement and completion of the North Line Creek Phase 1, Fording River North 1 Phase 3 and Fording River North 2 Phase 1 SRFs; our expectation that we will increase our water treatment capacity to 120 million litres per day by the end of 2026; expectations regarding finance expenses for the second half of 2023; expectations regarding timing and amount of income tax payments; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, and other guidance under the heading “Guidance” and discussed in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs, including profit based compensation and royalties; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; our ability to complete the Separation, including obtaining receipt of required approvals from the court,

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shareholders and the Toronto Stock Exchange; our ability to obtain the required approvals for the proposed transaction to eliminate the multiple votes rights attached to the Class A common shares; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 800 — 850,  as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

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Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Separation and the transactions with NSC and POSCO will not be completed on the terms and conditions, or on the timing, currently contemplated, and that the transactions may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, regulatory and court approvals or other conditions of closing necessary to complete the transactions or for other reasons; adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding changes or risks generally and relating specifically to the Separation, including changes in economic conditions, interest rates or tax rates and other risks inherent to our business; business disruption prior to or following the Separation; changes to our business and/or factors beyond Teck’s control that could have a material adverse effect on Teck or the ability or desire to consummate the Separation and transactions with NSC and POSCO; the possibility that the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares may not be completed on the terms and conditions, or on the timing, currently contemplated, or at all, including due to the failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and other approvals and other conditions of closing necessary; changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, commissioning and commercial production is dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated and successfully manage through the impacts of COVID-19, including but not limited to absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

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We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

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